SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-18298

Unitrin, Inc. 401(k) Savings Plan

A.	(Full title of the plan and address of the plan, if different from that of the issuer named below)

Unitrin, Inc.

One East Wacker Drive

Chicago, IL 60601

B.	(Name of issuer of securities held pursuant to the plan and the address of its principal executive office)

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2010, consists of the audited financial statements of the Unitrin, Inc. 401(k) Savings Plan for the year ended December 31, 2010 and the related schedules thereto. The Unitrin, Inc. 401(k) Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee

Unitrin, Inc. 401(k) Savings Plan

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the Unitrin, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

June 20, 2011

Unitrin, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2010 and 2009

(Dollars in Thousands)

	2010	2009
Assets:
Participant-Directed Investments at Fair Value (See Notes 3 and 4)	$279,749	$240,200

Total Investments	279,749	240,200

Notes Receivable from Participants	7,819	7,813
Receivables for Participant-Directed Investments Sold	—	11,444
Employer Contributions Receivable	167	1,242
Participant Contributions Receivable	393	479

Total Assets	288,128	261,178

Liabilities:
Payable to Participants	50	—

Total Liabilities:	50	—

Net Assets Reported with Investments at Fair Value	288,078	261,178

Adjustment from Fair Value to Contract Value for Fully
Benefit-Responsive Investment Contracts (See Note 1)	(1,426)	(128)

Net Assets Available for Benefits	$286,652	$261,050

The Notes to the Financial Statements are an integral part of these financial statements.

Unitrin, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2010

(Dollars in Thousands)

Additions to Net Assets Attributed to:
Employer Contributions, Net of Forfeitures of $154	$5,294
Participant Contributions	17,684
Net Appreciation of Investments	27,966
Dividends from Mutual Fund Shares	2,222
Interest from Participant Loans	397
Dividends from Common Stock	547

Total Additions to Net Assets	54,110

Deductions From Net Assets Attributed to:
Benefits Provided to Participants	28,423
Investment Expenses	85

Total Deductions from Net Assets	28,508

Increase in Net Assets Available for Benefits	25,602
Net Assets Available for Benefits, Beginning of the Year	261,050

Net Assets Available for Benefits, End of the Year	$286,652

The Notes to the Financial Statements are an integral part of these financial statements.

Notes to the Financial Statements

Note 1 – Basis of Presentation

The financial statements of the Unitrin, Inc. 401(k) Savings Plan (the “Plan”) included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and such values could be materially different from the amounts reported in the financial statements.

Significant Accounting Policies

Participant – Directed Investments, which include collective trusts, a common stock trust and mutual fund shares, are stated at fair value. Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants on the measurement date. The Plan uses net asset value of the shares held as a practical expedient to determining fair value. Shares of mutual funds and collective trusts that do not own fully benefit-responsive investment contracts are valued at the net asset value of the shares held by the Plan. The fair value of the common stock trust is valued using quoted market prices of the underlying common stock. Participants are generally able to change investment options on a daily basis without restrictions.

The Wells Fargo Stable Return Fund G is a common collective trust which owns fully benefit-responsive investment contracts. The fair value of the Plan’s investment in the Wells Fargo Stable Return Fund G is based on the fair value of the underlying contracts as reported by the fund. The Statements of Net Assets Available for Benefits present the fund at fair value, as well as an additional line item showing a net adjustment from fair value to contract value for fully benefit-responsive contracts owned by the fund. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis. Transactions with the Wells Fargo Stable Return Fund G are generally executed on a contract basis. The Plan believes that the occurrence of events that would cause the Wells Fargo Stable Return Fund G to transact at less than contract value is not probable.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Loans from participants are included in Notes Receivable from Participants and are stated at unpaid principal balances.

Management fees and operating expenses charged to the Plan for investments in certain mutual funds are deducted from income earned and are not separately identified. Consequently, these management fees and operating expenses are recognized as reductions of investment return for such investments. Certain administrative expenses are paid by Unitrin, Inc. (“Unitrin” or the “Company”).

Note 1 – Basis of Presentation (continued)

Benefits provided to participants are recorded when paid. Account balances of participants who have elected to withdraw from the Plan, but have not yet been paid, were $62 thousand and $36 thousand at December 31, 2010 and 2009, respectively.

On March 9, 2011, the Plan refunded $50 thousand of excess contributions to certain Plan participants related to the 2010 plan year.

Adoption of New Accounting Standards

Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the FASB Accounting Standards Codification™ (“ASC”) is the sole source of authoritative GAAP literature recognized by the Financial Accounting Standards Board (“FASB”) and applicable to the Plan.

On January 1, 2010, the Plan prospectively adopted Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements. The standard amends ASC Topic 820, Fair Value Measurements and Disclosures, to require additional disclosures related to transfers between levels in the hierarchy of fair value measurement. The standard does not change how fair values are measured. Accordingly, except for the additional disclosures, the initial application of the standard did not have an impact on the Plan.

In 2010, the Plan adopted ASU 2010-25, Reporting Loans to Participants by Deferred Contribution Pension Plans. The standard requires that participant loans be classified as notes receivables rather than a plan investment and measured at unpaid principal balance rather than at fair value. The Plan retrospectively adopted the new standard in 2010. Prior to the adoption, participant loans were stated at fair value which approximated unpaid principal balance. Other than the reclassification adjustment, the adoption of the standard did not have an impact on the Plan.

The FASB issues ASUs to amend the authoritative literature in ASC. Except for ASU 2010-06, Improving Disclosures about Fair Value Measurements and ASU 2010-25, Reporting Loans to Participants by Deferred Contribution Pension Plans, the ASUs issued in 2010 and 2011 either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Plan or (iv) did not or are not expected to have a significant impact on the Plan.

Note 2 – Plan Description

The following summary description of the Plan is for general information only. A more detailed description of the Plan provisions is found in the formal Plan document and in summary materials distributed to Plan participants.

The Plan is a defined contribution plan that is available to employees of Unitrin and certain of its subsidiaries (collectively, the “Companies”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees of the Companies generally become eligible to participate in the Plan on the first day of the month following the employee’s first full month of employment. Employees of the Companies generally become eligible

Note 2 - Plan Description (continued)

to receive the Unitrin matching contribution on the first day of the month following the employee’s first full year of employment. Subject to Internal Revenue Code (the “Code”) limitations, participants are allowed to defer and contribute between 1% and 60% of their compensation to the Plan. Unitrin provides a matching contribution of 50% of the first 6% of compensation contributed each pay period by the participant. Participants are 100% vested in Company contributions after three years of employment. The Plan provides for 100% vesting of Company contributions in the event of a change of control, as defined in the Plan, or on attainment of normal retirement age, death, or disability.

An individual account is maintained by the Plan’s record keeper for each participant and updated with contributions, actual investment income or loss and withdrawals. Each participant may suspend, resume, or change his or her rate of contribution at any time. If certain criteria are met, participants may withdraw all or a portion of their vested account balances, subject to certain restrictions. In addition, participants may borrow from their accounts, subject to certain limitations, at prevailing interest rates as determined by the Plan administrator. Wells Fargo Bank, N.A. serves as the Plan’s record keeper and trustee.

Forfeited nonvested accounts are used to reduce employer contributions. Forfeited nonvested accounts were $41 thousand and $20 thousand at December 31, 2010 and 2009, respectively.

Although the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future date, all participants become 100% vested in benefits earned as of the Plan termination date.

Note 3 – Investments

All investments are directed by participants and held by the Plan’s trustee. Participants were permitted to invest in one or more of the following investments during 2010:

(i)	certain investment funds sponsored by the Wells Fargo Bank, NA group of companies:

Wells Fargo Stable Return (G) Fund

Wells Fargo S&P 500 Index (G) Fund

Wells Fargo International Equity Index (G) Fund;

(ii)	certain investment funds sponsored by the Janus group of companies:

Janus Perkins Small Cap Value (I) Fund replaced the Perkins Small Cap Value (L)

Fund as a result of a share class change

Janus Overseas (I) Fund replaced the Janus Overseas (T) Fund (formerly known as

Janus Overseas (J) Fund) as a result of a share class change;

(iii)	a certain investment fund sponsored by the PIMCO Funds group of companies:

PIMCO Total Return (I) Fund;

(iv)	a certain investment fund sponsored by The Dreyfus Corporation group of companies:

Dreyfus Appreciation Fund;

Note 3 – Investments (continued)

(v)	a certain investment fund sponsored by the American Funds group of companies:

American Funds Growth Fund of America (R6) replaced the American Funds Growth

Fund of America (R5) as a result of a share class change;

(vi)	a certain investment fund sponsored by the Van Kampen group of companies:

Invesco Van Kampen Equity and Income (I) Fund replaced the Invesco Van Kampen

Equity and Income (Y) Fund (formerly known as Van Kampen Equity and Income (I)

Fund) as a result of a share class change;

(vii)	a certain investment fund sponsored by the Goldman Sachs group of companies:

Goldman Sachs Mid Cap Value (I) Fund;

(viii)	a certain investment fund sponsored by the Hotchkis and Wiley group of companies:

Hotchkis and Wiley Large Cap Value (I) Fund;

(ix)	a certain investment fund sponsored by the Managers Investment group of companies:

Managers Cadence Mid Cap (I) Fund replaced the Allianz CCM Mid Cap (I) Fund as a result of a reorganization of the Allianz fund;

(x)	a certain investment fund sponsored by the Baron Assets group of companies:

Baron Small Cap (I) Fund replaced the Baron Small Cap Fund) as a result of a share class change;

(xi)	certain investment funds sponsored by The Vanguard and Fidelity Group of companies:

Vanguard Target Retirement Income Fund replaced the Fidelity Advisor Freedom Inc (I)

Vanguard Target Retirement 2010 Fund replaced the Fidelity Advisor Freedom 2010 (I)

Vanguard Target Retirement 2020 Fund replaced the Fidelity Advisor Freedom 2020 (I)

Vanguard Target Retirement 2030 Fund replaced the Fidelity Advisor Freedom 2030 (I)

Vanguard Target Retirement 2040 Fund replaced the Fidelity Advisor Freedom 2040 (I)

Vanguard Target Retirement 2050 Fund replaced the Fidelity Advisor Freedom 2050 (I);

(xii)	certain investment funds sponsored by the Principal Financial Group of companies:

Principal U.S. Property Separate Account; and

(xiii)	the Unitrin Employee Stock Ownership Plan Fund (“the Unitrin ESOP Fund”) (formerly known as Unitrin Stock Fund).

Effective January 1, 2010, the Plan was amended and the Unitrin Stock Fund was converted into the Unitrin ESOP Fund. On November 1, 2010, the Fidelity Advisor Freedom Funds were liquidated and replaced with comparable Vanguard Target Retirement Funds.

In addition to its investment in Unitrin, Inc. common stock, the Unitrin ESOP Fund and the former Unitrin Stock Fund had investments of $450 thousand and $78 thousand in the Wells Fargo Short-Term Investment Fund G at December 31, 2010 and 2009, respectively. The Wells Fargo Short-Term Investment Fund G is used to provide liquidity for the Unitrin ESOP Fund. The Wells Fargo Short-Term Investment Fund G is not an investment option for participants.

Note 3 – Investments (continued)

The fair value of investments that represent five percent or more of the Plan’s net assets at fair value at December 31, 2010 were:

(Dollars in Thousands)	Party-in- Interest
Wells Fargo Stable Return (G) Fund	*	$66,263
Janus Overseas (I) Fund		34,309
PIMCO Total Return (I) Fund		28,911
Dreyfus Appreciation Fund	*	18,035
American Funds Growth Fund of America (R6)		17,644
Wells Fargo S&P 500 Index (G) Fund	*	17,338
Janus Perkins Small Cap Value (I) Fund		15,425
Unitrin ESOP Fund	*	15,363

The fair value of investments that represent five percent or more of the Plan’s net assets at fair value at December 31, 2009 were:

(Dollars in Thousands)	Party-in Interest
Wells Fargo Stable Return (G) Fund	*	$64,216
Janus Overseas (J) Fund		29,137
PIMCO Total Return (I) Fund		23,394
Dreyfus Appreciation Fund	*	16,894
American Funds Growth Fund of America (R5)		15,630
Wells Fargo S&P 500 Index (G) Fund	*	14,884
Unitrin Stock Fund	*	14,490

Note 3 – Investments (continued)

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated or depreciated in value as follows:

(Dollars in Thousands)	Party-in- Interest
Janus Overseas (J) Fund		$4,960
Wells Fargo S&P 500 Index (G) Fund	*	2,299
Dreyfus Appreciation Fund	*	2,216
Wells Fargo Stable Return (G) Fund	*	1,995
Managers Cadence Mid Cap (I) Fund		1,952
Unitrin ESOP Fund	*	1,716
Goldman Sachs Mid Cap Value (I) Fund		1,596
Hotchkis and Wiley Large Cap Value (I) Fund		1,486
PIMCO Total Return (I) Fund		1,368
Perkins Small Cap Value (I) Fund		1,348
American Funds Growth Fund of America (R5)		1,253
Janus Perkins Small Cap Value (I) Fund		921
Van Kampen Equity and Income (I) Fund		706
American Funds Growth Fund of America (R6)		547
Fidelity Advisor Freedom 2020 (I)		510
Baron Small Cap Fund		468
Fidelity Advisor Freedom 2030 (I)		462
Fidelity Advisor Freedom 2040 (I)		446
Invesco Van Kampen Equity and Income (I) Fund		430
Baron Small Cap (I) Fund		346
Janus Overseas Fund (I) Fund		335
Fidelity Advisor Freedom 2010 (I)		156
Vanguard Target Retirement 2040 Fund		124
Vanguard Target Retirement 2030 Fund		102
Fidelity Advisor Freedom 2050 (I)		81
Wells Fargo International Equity Index (G) Fund	*	54
Vanguard Target Retirement 2020 Fund		48
Fidelity Advisor Freedom Inc (I)		33
Vanguard Target Retirement 2050 Fund		25
Principal U.S. Property Separate Account		6
Vanguard Target Retirement Income Fund		(5)
Vanguard Target Retirement 2010 Fund		(18)

Net Appreciation of Investments		$27,966

Each party known to be a party-in-interest to the Plan has been identified with an asterisk in the three preceding tables. Additional information concerning the above listed investments is contained in the prospectuses and financial statements of the funds.

Note 4 – Fair Value Measurements

The Plan uses a hierarchical framework which prioritizes and ranks the market price observability used in fair value measurements. Market price observability is affected by a number of factors, including the type of asset or liability and the characteristics specific to the asset or liability being measured. Assets and liabilities with readily available, active, quoted market prices or for which fair value can be measured from actively quoted prices generally are deemed to have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The Plan classifies the inputs used to measure fair value into one of three levels as follows:

Level 1 – Quoted prices in an active market for identical assets or liabilities;

Level 2 – Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 – Assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Plan’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. The Plan is not permitted to adjust quoted market prices in an active market, even if the Plan owns a large investment, the sale of which could reasonably impact the quoted price.

Note 4 – Fair Value Measurements (continued)

The valuation of assets measured at fair value at December 31, 2010 is summarized below:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total Fair Value
Collective Trusts:
Principal Preservation	$—	$66,263	$—	$66,263
Large Cap Stock	—	17,338	—	17,338
International	—	1,723	—	1,723
Mutual Fund Shares:			—
Large Cap Stock	45,114	—	—	45,114
Small/Mid Cap Stock	37,706	—	—	37,706
International	34,309	—	—	34,309
Balanced	33,022	—	—	33,022
Fixed Income	28,911	—	—	28,911
Unitrin ESOP Fund	15,363	—	—	15,363

Total Investments at Fair Value	$194,425	$85,324	$—	$279,749

The valuation of assets measured at fair value at December 31, 2009 is summarized below:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total Fair Value
Collective Trusts:
Principal Preservation	$—	$64,530	$—	$64,530
Large Cap Stock	—	14,884	—	14,884
International	—	817	—	817
Mutual Fund Shares:
Large Cap Stock	39,401	—	—	39,401
Small/Mid Cap Stock	29,271	—	—	29,271
International	29,137	—	—	29,137
Balanced	24,129	—	—	24,129
Fixed Income	23,394	—	—	23,394
Other	147	—	—	147
Unitrin Stock Fund	14,490	—	—	14,490

Total Investments at Fair Value	$159,969	$80,231	$—	$240,200

Note 5 – Federal Income Tax Status

The Plan is exempt from income taxes under Section 401(a) of the Code. On January 29, 2008, the Plan filed for a new determination letter with the IRS. In connection with such filing, the Plan received a favorable determination letter dated February 19, 2010 from the Internal Revenue Service. The Plan has been amended since the filing for such determination letter. The Company believes that the Plan, as amended since such filing, is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be exempt from income taxes. Accordingly, no provision for income taxes or uncertain tax positions have been included in the accompanying financial statements. The tax statute of limitations related to the Plan is open for the years ending December 31, 2010, 2009, 2008 and 2007.

Under Federal income tax statutes, regulations, and interpretations, income taxes on amounts that a participant accumulates in the Plan are deferred and therefore not included in the participant’s taxable income until those amounts are actually distributed. Except for certain contributions made prior to April 1, 1993, contributions are considered pre-tax deposits and are not subject to Federal income taxes at the time of contribution. Prior to April 1, 1993, certain contributions were made on an after-tax basis and are not subject to income tax when they are distributed to the participant because they have already been taxed. A participant’s account balance, except for after-tax contributions made prior to April 1, 1993, is taxable income and generally is taxed at ordinary income tax rates when distributed. However, favorable tax treatment through special averaging provisions may apply to participants of a certain age. An additional 10 percent Federal income tax penalty may be imposed on all taxable income distributed to a participant unless the distribution meets certain requirements contained within Section 72 of the Code.

Taxable distributions from the Plan generally are subject to a 20 percent Federal income tax withholding unless directly rolled over into another eligible employer plan or Individual Retirement Account. Distributions of shares of Unitrin common stock generally are not subject to the 20 percent withholding, and special tax rules may apply to the calculation of “net unrealized appreciation” on such stock.

If the Code and the Plan’s requirements concerning loans to participants are satisfied, the amounts loaned to participants will not be treated as taxable distributions. If, however, the loan requirements are not satisfied and a default occurs, the loans will be treated as distributions from the Plan for Federal income tax purposes, and the tax consequences discussed above for distributions may apply. Interest payments made by the participant on their loans are generally not tax deductible.

Note 6 – Related Parties

Participants are permitted to invest in certain investment funds sponsored by the Wells Fargo Bank, N.A. group of companies.

One of Unitrin’s directors, Mr. Fayez Sarofim, is the Chairman of the Board, President and majority shareholder of Fayez Sarofim & Co. (“FS&C”), a registered investment advisory firm. FS&C is a sub-investment adviser of the Dreyfus Appreciation Fund, which is an investment option in the Plan.

Note 6 – Related Parties (continued)

At December 31, 2010 and 2009, the Unitrin ESOP Fund (formerly the Unitrin Stock Fund) held 607,014 shares and 635,466 shares of Unitrin common stock, respectively, at aggregate fair values of $14.9 million and $14.0 million, respectively. The Plan recorded dividends of $0.5 million from participants’ investments in the Unitrin ESOP Fund for the year ended December 31, 2010.

Note 7 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the Financial Statements to Total Assets per the Form 5500 and Net Assets per the Form 5500 at December 31, 2010 and 2009.

(Dollars in Thousands)	December 31, 2010	December 31, 2009
Net Assets Available for Benefits per the Financial Statements	$286,652	$261,050
Plus: Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	1,426	128

Total Assets per the Form 5500	288,078	261,178
Minus: Liability for Unpaid Benefits per the Form 5500	(62)	(36)

Net Assets per the Form 5500	$288,016	$261,142

The following is a reconciliation of Increase in Net Assets Available for Benefits per the Financial Statements to Net Income per the Form 5500 for the year ended December 31, 2010.

(Dollars in Thousands)
Increase in Net Assets Available for Benefits per the Financial Statements	$25,602
Plus or Minus:
Change in the Liability for Unpaid Benefits per the Form 5500	(26)
Change in Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	1,298

Total Net Income per the Form 5500	$26,874

Unitrin, Inc. 401(k) Savings Plan

Schedule of Assets (Held at End of Year)

As of December 31, 2010

(Dollars in Thousands)

EIN #: 95-4255452

PLAN #: 003

Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
*	Wells Fargo Stable Return (G) Fund	Collective Trust	$66,263
	Janus Overseas (I) Fund	Mutual Fund Shares	34,309
	PIMCO Total Return (I) Fund	Mutual Fund Shares	28,911
*	Dreyfus Appreciation Fund	Mutual Fund Shares	18,035
	American Funds Growth Fund of America (R6)	Mutual Fund Shares	17,644
*	Wells Fargo S&P 500 Index (G) Fund	Collective Trust	17,338
	Janus Perkins Small Cap Value (I) Fund	Mutual Fund Shares	15,425
*	Unitrin ESOP Fund	Common Stock	15,363
	Invesco Van Kampen Equity and Income (I) Fund	Mutual Fund Shares	12,290
	Hotchkis and Wiley Large Cap Value (I) Fund	Mutual Fund Shares	9,434
	Managers Cadence Mid Cap (I) Fund	Mutual Fund Shares	9,317
	Goldman Sachs Mid Cap Value (I) Fund	Mutual Fund Shares	8,860
	Vanguard Target Retirement 2020 Fund	Mutual Fund Shares	6,376
	Vanguard Target Retirement 2030 Fund	Mutual Fund Shares	5,475
	Vanguard Target Retirement 2040 Fund	Mutual Fund Shares	4,848
	Baron Small Cap (I) Fund	Mutual Fund Shares	4,105
	Vanguard Target Retirement 2010 Fund	Mutual Fund Shares	2,221
*	Wells Fargo International Equity Index (G) Fund	Collective Trust	1,723
	Vanguard Target Retirement 2050 Fund	Mutual Fund Shares	1,002
	Vanguard Target Retirement Income Fund	Mutual Fund Shares	810

	Total Investments Reported in the Financial Statements		279,749

*	Notes Receivable from Participants	Interest Rates (4.25% - 10.25%)	7,819
		Maturity Dates (2010 to 2016)

	Total Investments Reported in the 5500		$287,568

*	This party is known to be a party-in-interest to the Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, Unitrin, Inc., as plan administrator of the Unitrin, Inc. 401(k) Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITRIN, INC. 401(k) SAVINGS PLAN

By:	Unitrin, Inc.

/s/ Richard Roeske
Richard Roeske
Vice President

June 20, 2011